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                              December 23, 2020

       David B. Edelson
       Senior Vice President and Chief Financial Officer
       Loews Corporation
       677 Madison Avenue
       New York, New York 10065

                                                        Re: Loews Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 12,
2020
                                                            File No. 001-06541

       Dear Mr. Edelson:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Notes to Consolidated Financial Statements
       Note 1: Summary of Significant Accounting Policies
       Investments, page 98

   1.                                                   We note your July 24,
2009 response to comment 2 of our June 22, 2009 letter
                                                        acknowledging the
significance of high credit quality designation in the guidance now codified in ASC
325-40-35-4 (and since the adoption of ASU 2016-13 in ASC 325-40-35-
                                                        4C). Your policy
disclosure in the third paragraph of this section is unclear as to how you account for changes in
prepayment estimates but appears to imply use of the retrospective method which only
applies to asset-backed securities of high credit quality. Given that it is apparent from the
December 31, 2019 Supplemental Financial Information furnished as
                                                        Exhibit 99.2 to the
February 10, 2020 Form 8-K of CNA Financial Corporation (CNA)
                                                        that about $3.2 billion
of its total asset-backed securities investments of $8.8 billion, or
                                                        37% are rated below AA
and therefore not of high credit quality, please provide us
 David B. Edelson
FirstName LastNameDavid B. Edelson
Loews Corporation
Comapany23,
December  NameLoews
              2020     Corporation
December
Page 2    23, 2020 Page 2
FirstName LastName
         proposed revised disclosure to be included in future filings that clarifies how you account for changes in prepayment estimates for your asset-backed securities. Otherwise, tell us how your current policy disclosure and accounting complies with the guidance referenced above.
Revenue recognition, page 101

2. Your policy disclosure for Altium Packaging LLC to recognize revenue in part when
         "there is persuasive evidence of an arrangement, the sales price is fixed and [sic]
         determinable and collection is reasonably assured" reflects guidance from SAB 104 that was superseded by ASC 606. Please confirm for us that you recognize your packaging revenue based on the principle outlined in ASC 606-10-25-1 and provide us proposed revised disclosure to be included in future filings that is consistent with this guidance.
         Separately tell us in your response why it is appropriate to reflect resin price changes on a lagged basis as indicated on page 61 and reference for us the authoritative literature you rely upon to support your accounting. Explain why these costs if "passed through" are not probable of being collected when they are incurred instead of when they appear to be invoiced.
Note 3: Investments, page 109

3. In the risk factor on page 63 of your September 30, 2020 Form 10-Q you identify the energy, retail, travel, entertainment and real estate industries as being heavily impacted by the COVID-19 pandemic. You also indicate that CNA's municipal bond portfolio is subject to risks of default by state and local governments and agencies that are under increased strain related to the pandemic. Finally, you disclose that these significant financial market disruptions may have a material impact on CNA's business, results of operations and financial condition. Please tell us the following:
             Your current investment portfolio exposure to each of the industries identified above;
             Your consideration for disclosing in your upcoming 2020 Form 10-K the concentration information in your investment portfolio for these industries and your municipal bond portfolio as stipulated in ASC 825-10-50-20 and 50-21; and
             If your investment portfolio concentrations do not meet the disclosure threshold in the guidance identified in the preceding bullet, your consideration for otherwise disclosing in Management's Discussion and Analysis in your upcoming 2020 Form
              10-K more information about the composition of your investment portfolio so that investors can better assess the underlying risks given the significant financial market disruptions you identify.
Note 18: Legal Proceedings
Boardwalk Pipelines, page 157

4. It is unclear whether your indication that you do not believe that the outcome of any such pending litigation will materially affect your results of operations or equity refers only to litigation arising in the ordinary course of business or also incorporates your conclusion
 David B. Edelson
Loews Corporation
December 23, 2020
Page 3
         on the Boardwalk Pipeline Partners, LP matter as well. If it does, please provide us proposed revised disclosure to be included in future filing that provides clarification. If it does not, provide us proposed revised disclosure that indicates your estimate of possible loss or range of loss or a statement that such an estimated cannot be made as required by
         ASC 450-20-50-4b and separately support for us your revised disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mark Brunhofer at (202) 551-3638 or Bonnie Baynes at
(202) 551-
4924 with any questions.



FirstName LastNameDavid B. Edelson                              Sincerely,
Comapany NameLoews Corporation
                                                                Division of
Corporation Finance
December 23, 2020 Page 3                                        Office of
Finance
FirstName LastName